Exhibit 10

                ACT OF AMENDMENT TO THE SHAREHOLDERS' AGREEMENT
                -----------------------------------------------

           Between PIRELLI S.P.A, with headquarters in Milan, Viale Sarca 222, company capital 1,042,775,333.08 Euros, recorded with the Registry of Companies of Milan, Tax Code and VAT No. 0086890151, in the person of the Chairman of the Board of Directors, Dr. Marco Tronchetti Provera, in possession of the necessary powers of attorney (hereinafter "Pirelli")

                                                   - Party of the first part -

           and EDIZIONE HOLDING S.P.A., with headquarters in Treviso, Calmaggiore 23, company capital L. 90,692,800,000, recorded with the Registry of Companies of Treviso under No. 13945, Tax Code and VAT No. 00778430264, in the person of the Chairman of the Board of Directors, Mr. Gilberto Benetton, in possession of the necessary powers of attorney (hereinafter "Edizione") - Party of the second part -

                                   Given that

      (a) Pirelli and Edizione signed, on August 7, 2001, a Shareholders' Agreement (the "Agreement") concerning, among other things, the discipline of the mutual relationships as shareholders of the joint company, hereinafter referred to as Olimpia S.p.A.;

      (b) Edizione Finance International S.A. has been subrogated in the rights and obligations of Edizione under the Agreement pursuant to
           Article III thereof and, as such, signs the present Act;

      (c) without prejudice to any other provision of the Agreement, and with reference to the Definitions contained in Article I thereof, the Parties (as defined therein) agree that it is appropriate to proceed with the amendment of Article XIII of the Agreement in question;

                              given these recitals,

effective as of the date of this Act of Amendment, the Parties agree that the Agreement must be deemed amended by adopting the language of Article XIII, as reported below, in substitution of that agreed upon on August 7, 2001.



                                  ARTICLE XIII

                                    Key Event

           (a) A "Key Event" is deemed to have occurred, for the purposes of this Agreement, if, during the original term or extension thereof, as a result of one or more acts inter vivos under any status, there is a substantial change, as compared to the situation existing today, in the structure of the control of Edizione or Pirelli (including, for these purposes, Pirelli & C Sapa), understood as the exercise by subjects, other than the current ones, of the decisive power to appoint the majority of the members of the board of directors, with a consequent potential change in strategic addresses.


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           (b) Once the Key Event has taken place regarding one Party, the other
Party will have the right to transfer all (but not part of) its shares of the Company to the Party affected by the Key Event, under the terms and conditions determined, mutatis mutandis, pursuant to the previous paragraph 9.05(b) (and the provisions referred to therein), with notice to such latter Party within 30 (thirty) Business Days of the date the other Party has declared in writing that it has become aware of the Key Event, or received written communication of such circumstance. In such case, however, the purchase and sale will take place against payment of the price referred to in paragraph 9.05(b), plus an amount equal to double the Price of the Company Shares and Premium.













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